October 13, 2010

By EDGAR Transmission

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
File No. 000-23039

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated September 30, 2010, with respect to the Company’s annual report on Form 10-K for the Fiscal Year Ended June 30, 2010.

We understand and agree that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

How do you evaluate and assess internal control over financial reporting?

1.
Please describe how the process that you used to determine whether internal control over financial reporting was effective and how that process considered controls in place to address financial reporting risks that are relevant to all locations where you have operations.

Terence O’Brien
Division of Corporate Finance
October 13, 2010

RESPONSE: Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective, as of June 30, 2010.

We have fulfilled these responsibilities by undertaking a comprehensive approach that includes thorough planning and evaluation of our system of internal control. We have also allowed sufficient time to complete the evaluation process in order to provide an appropriate basis for our assessment and to respond to any deficiencies that we may identify during the process. Identifying deficiencies early provides us with sufficient time to correct deficiencies and determine the operating effectiveness of the controls prior to year-end reporting.

With the help of a third-party consultant we engaged, China Fortune Investment Group Limited (please refer to our response to Comment 6 below for more details of this firm), we have tested those controls we consider important to our evaluation and assessment of internal control over financial reporting, which generally include:

•	Controls over initiating, authorizing, recording, processing and reporting significant accounts and disclosures and related assertions embodied in the financial statements;
•	Controls over the selection and application of accounting policies that are in conformity with GAAP;
•	Antifraud programs and controls;
•	Controls, including IT general controls, on which other controls are dependent;
•	Controls over significant non routine and nonsystematic transactions, such as accounts involving judgments and estimates;
•	Entity-level controls, including: the control environment and controls over the period-end financial reporting process (both annual and quarterly)

We have two principal operating subsidiaries, both of which are located in Shanghai, People’s Republic of China. We have directly tested the operation of the controls at each location as of June 30, 2010.

Terence O’Brien
Division of Corporate Finance
October 13, 2010

2.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

RESPONSE: The Company does not have an internal audit function. However, we work with an external consultant on an ongoing basis to evaluate the effectiveness of internal control over financial reporting.  Please refer to our response to Comment 6.

How do you maintain your books and records and prepare your financial statements?

3.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

RESPONSE: We maintain our books, accounts and records in accordance with the US GAAP, using sufficient detail to reflect transactions accurately and fairly. We maintain a system of internal controls sufficient to provide reasonable assurances that:

-	Transactions are executed in accordance with management’s general or specific authorization;

-
Transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets; and

-	Access to assets is permitted only in accordance with management’s general or specific authorization.

We have also adopted a Code of Ethics which applies to all directors, officers and employees. We apply the highest ethical standards and follow all applicable Securities and Exchange Commission, the Nasdaq, Sarbanes-Oxley, various regulatory commissions and other standards and rules regarding financial and non-financial reporting. Our employees must record transactions in a timely manner and report immediately if financial statements are believed to be misstated or manipulated, or if they are pressured, threatened or aware of unethical behavior or fraudulent financial activities.

4.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

RESPONSE: We maintain our books and records in accordance with U.S. GAAP.  Please see our response to Comment 3 above.

Terence O’Brien
Division of Corporate Finance
October 13, 2010

What is the background of the people involved in your financial reporting?

5.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

RESPONSE: We employ qualified personnel who are responsible for maintaining records, recording transactions, authorizing expenditures and overseeing the Company’s business to reasonably assure the reliability of our financial reporting and the preparation of our financial statements.

The people who are primarily responsible for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial reporting include the following:

•
Our Chief Financial Officer, whose role includes supervising the finance department and its policies and procedures, preparing consolidated financial statements and implementing and evaluating the effectiveness of internal control.  Ms. Li’s prior experience includes training at KPMG Hong Kong’s Audit and Assurance and assisting the CFO of a Singapore public company with financial reporting and internal control system design and implementation. She holds a Master’s Degree in Accounting and Finance from Napier University in the U.K., and a Bachelors Degree in Commerce with dual major in accounting and finance from the University of Melbourne, Australia. She is currently registered in the Qualification Programme of the HKICPA to become a Certified Public Accountant (HKICPA). She closely follows the FASB Accounting Standards Updates, and changes in rules and regulations of the SEC, the Nasdaq, Sarbanes-Oxley, and other various regulatory commissions and standards affecting financial and non-financial reporting. She also attends regular accounting training courses such as “Understanding the differences between U.S. GAAP, IFRS and PRC GAAP” organized by the MBA College of Shanghai University of Finance and Economics.

Terence O’Brien
Division of Corporate Finance
October 13, 2010

•
Our Finance Manager, whose role includes assisting the CFO with supervising the Finance Department, maintaining and monitoring internal control, coordinating with subsidiaries and other finance administrator roles. She has over thirty years of diverse experience in both public and private accounting and over nine years of experience in senior positions with focus on financial reporting, performance measurement, business planning, and risk assessment. She holds a Diploma in Accounting from the Shanghai TV University in China and is an Accountant qualified by the China Ministry of Finance. She joins the Company’s CFO and attends accounting training courses such as “Understanding the differences between U.S. GAAP, IFRS and PRC GAAP” organized by the MBA College of Shanghai University of Finance and Economics.

•
Assistant Finance Manager, whose role includes supporting the CFO and the Finance Manager with all duties and also includes subsidiary level monthly close and financial reporting, implementing and updating the internal control system, variance analysis and credit control.  He has spent the previous twelve years in accounting and finance related areas, including internal auditing, internal control design and implementation, and financial reporting in accordance with the U.S. GAAP. He holds a Bachelors Degree in Marketing from Chongqing Technology and Business University in China. He is an Intermediate Accountant qualified by the China Ministry of Finance and holds the International Financial Manager Certification from the International Financial Management Association and the Chief Financial Officer Certification from the China Association of Chief Financial Officers. He also joins the Company’s CFO and attends accounting training courses such as “Understanding the differences between U.S. GAAP, IFRS and PRC GAAP” organized by the MBA College of Shanghai University of Finance and Economics.

6.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or other organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE: We retain the accounting firm of Leslie G. Pettitt, PC, to assist us with general accounting and reporting matters on an ongoing basis.  The firm address is 4603 N College Ave, Bethany, OK 73008. Leslie is a Certified Public Accountant with 26 years of audit and accounting experience and specializes in SEC reporting companies. We believe that the use of an outside accountant provides additional expertise in compliance with the U.S. GAAP for our filings. Hours and fees incurred for the year ended June 30, 2010 were 105.5 and $13,187.5, respectively.

We retain a third-party consultant, China Fortune Investment Group Limited, to evaluate and improve our internal control over financing reporting on a yearly basis.  Their address is Room B1, 9/F, Loyong Court Commercial Building, 212-220 Lockhart Road, Wanchai, Hong Kong.  Their employee qualifications include Certified Public Accountant, Master of Business Administration, over twenty years of experience in advising clients in the USA, Australia and China and exposure to over 200 industries and Fortune 500 companies in corporate advisory and SOX compliance.  Hours and fees incurred for the year ended June 30, 2010 were 200 and $32,000, respectively.

Terence O’Brien
Division of Corporate Finance
October 13, 2010

Our internal control over financial reporting as of June 30, 2010 was also audited by Moore Stephens, an independent registered public accounting firm. Moore Stephens is one of the world’s major accounting and consulting associations outside the Big Four, and is registered with the PCAOB. Hours and fees incurred for the audit of the Company’s internal control over financial reporting for the year ended June 30, 2010 were 423 and $55,000, respectively.

7.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE: We do not retain individuals who are not our employees or otherwise employed by an accounting firm or other similar organizations to prepare our financial statements.

8.	Please describe your audit committee financial expert’s US GAAP knowledge’s qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

RESPONSE: Two of our audit committee members, David Peter Wong and Che Kin Lui, are themselves, Chief Financial Officers.  Mr. Wong, our audit committee Chairman, is the CFO of an SEC-registered investment adviser based in California. He is a U.K. Chartered Accountant with six years of public accounting experience with Ernst & Young in London and PriceWaterhouseCoopers in Hong Kong and has up-to-date knowledge of U.S. accounting and financial reporting standards and SEC rules and regulations.

(Remainder of Page Left Blank Intentionally)

Terence O’Brien
Division of Corporate Finance
October 13, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983.1523.

Sincerely,

CHINA PRECISION STEEL INC.

By:	/s/ Hai Sheng Chen
Name: Hai Sheng Chen
Title: Chief Executive Officer

cc:  Scott Kline, Esq.
      Dawn Bernd-Schulz, Esq.